Exhibit 99.10

NICE Actimize Wins Four 2023 Global Banking & Finance Awards Highlighting
Innovation in Trade Surveillance Technology

The AI-based SURVEIL-X Holistic Conduct Surveillance Suite offers comprehensive coverage for regulatory needs, analyzing trade, communications, and other behavioral data

Hoboken, N.J., July 31, 2023 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that Global Banking & Finance Review, a financial media platform with over three million readers worldwide, has awarded the company its “Excellence in Innovation” award as a leading provider of Holistic Trade Surveillance solutions. The award honors NICE Actimize performance across all four major geographical regions, including North America, EMEA, Asia Pacific, and LATAM.

NICE Actimize’s SURVEIL-X, the industry’s comprehensive holistic conduct surveillance suite, includes solutions for markets surveillance, trade surveillance, communications monitoring, sales practices and suitability, conflicts of interest, and behavioral monitoring, among its leading offerings. The complete surveillance coverage includes more than 150 out of the box models, addresses 25 asset classes, and monitors nine communications types, helping hundreds of customers.

Recently NICE Actimize launched its breakthrough Compliancentral, a cloud-based, end-to-end communications monitoring and trade compliance platform for financial services firms. Compliancentral unifies communications capture, archiving, and surveillance into a single, robust cloud compliance platform, thereby reducing regulatory risk and dramatically lowering compliance costs.

Wanda Rich, Editor, Global Banking & Finance Review, said, “NICE Actimize has demonstrated continued excellence in advancing trade surveillance capabilities by leveraging innovation and agility only possible through advanced artificial intelligence and strengths in the cloud. Our judges and editorial team congratulate NICE Actimize for its outstanding contributions to innovative surveillance solutions addressing complex compliance requirements across four major global markets.”

“NICE Actimize was the first to offer true AI-powered, comprehensive holistic trade surveillance,” said Chris Wooten, EVP Vertical Markets, NICE. “SURVEIL-X helps compliance managers see more clearly what was done and what was said – by gaining insights from market movements, market events, trading patterns, and correlating it with news, communication data, HR data, compensation information, and more. We’re honored that Global Banking and Finance Review recognized our team’s hard work and innovation as we continue to support our customer’s biggest compliance challenges.”

The 2023 Global Banking & Finance Awards® recognitions included the following winning categories for NICE Actimize: Most Innovative Trade Surveillance Solution North America 2023; Most Innovative Trade Surveillance Solution EMEA 2023; Most Innovative Trade Surveillance Solution APAC 2023; and most innovative Trade Surveillance Solution LATAM 2023.

NICE Actimize has an extensive library of webinars on playback that address key issues in surveillance including, “How to Take Your Market Abuse Program to The Next Level;” “Building a Successful Trade and Communication Compliance Program;” and “AI and the Future of Conduct Surveillance: The Path to Better Detection.”

Please click here for further information on NICE Actimize and its SURVEIL-X Holistic Conduct Surveillance Suite.

About Global Banking & Finance Review®
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Global Banking & Finance Awards are known throughout the global banking and financial community as a symbol of excellence.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction.www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.